File No. 70-9145



               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549

               __________________________________

                         AMENDMENT NO. 3
                               TO
                            FORM U-1
               __________________________________


                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
                       AEP RESOURCES, INC.
                  AEP RESOURCES SERVICE COMPANY
                    AEP ENERGY SERVICES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
       (Name of company or companies filing this statement
          and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

                 Susan Tomasky, General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza Columbus, Ohio 43215


                Jeffrey D. Cross, General Counsel
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)



     American Electric Power Company, Inc., a holding company registered under the Public Utility Holding Company Act of 1935, as amended, and AEP Resources, Inc., a wholly-owned non-utility subsidiary of American, hereby amend and restate their Application or Declaration on Form U-1 in File No. 70-9145:
"ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.
     American Electric Power Company, Inc. ('American'), a holding company registered under the Public Utility Holding Company Act of 1935, as amended ('1935 Act'), and AEP Resources, Inc. ('Resources'), a wholly-owned non-utility subsidiary of American,FN1
FN1 Resources invests in exempt wholesale generators and foreign utility companies and other independent energy projects.


request authority (i) for Resources, or a wholly-owned subsidiary, to form a subsidiary ('Management Company') that will provide energy services to industrial, commercial and institutional customers; (ii) for Resources, or a wholly-owned subsidiary, to form a subsidiary ('Capital Company') that will provide financing for energy-related assets to customers of Management Company; (iii) for American to guarantee the obligations of Resources; (iv) for American or Resources to provide Management and Capital Company and their subsidiaries with up to $250 million in guarantees through December 31, 2002; (v) for Resources to form, and for American and Resources to guarantee the obligations of, special purpose subsidiaries; (vi) for Capital Company or Management Company to form, and guarantee the obligations of, one or more subsidiaries;
(vii) for Capital Company, Management Company and their subsidiaries to issue membership or partnership interests; and
(viii) for Capital Company and Management Company and their subsidiaries to pay dividends out of capital or unearned surplus to the extent permitted by applicable law.
     A.   Introduction.
     American owns and holds all of the outstanding securities of its subsidiary companies, including seven electric utility companies, FN2
FN2 The seven electric utility subsidiaries in the AEP System are Appalachian Power Company, Columbus Southern Power Company, Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company and Wheeling Power Company (collectively, the 'Utility Subsidiaries'). American also owns all of the common stock of AEP Generating Company, which sells power at wholesale to various AEP System companies and others, and minority interests in Ohio Valley Electric Corporation and its subsidiary, Indiana Kentucky Electric Corporation, which supply power to certain government facilities.


 a service company (American Electric Power Service Corporation ('AEPSC')), AEP Resources Service Company ('RESCo')FN3
FN3 RESCo, formerly known as AEP Energy Services, Inc., provides a variety of services primarily to non-affiliated entities, but also to its affiliates, in the United States and abroad. Among the services provided by RESCo are engineering, designing, construction and construction management, operating, fuel management, maintenance and power plant overhaul, and other similar kinds of managerial and technical services.


and AEP Energy Services, Inc. ('AEPES').FN4
FN4 AEPES, formerly known as AEP Energy Solutions, Inc., initially was formed to market power and natural gas. It is now an energy-related company under Rule 58.


The subsidiary companies are principally engaged in the generation, transmission, and distribution of electric power. American and all of its subsidiaries are referred to herein as the 'AEP System'.
     B.   Proposed Transactions.
          (1)  General
          Many industrial, commercial and institutional entities have energy functions which produce (or procure) and distribute thermal energy, electricity, fuels and other similar products to the entity's facilities. These products then are used, among other things, to heat or cool products, machinery and buildings, to power machinery and lighting and for other functions in the entity's business. The facilities used for these functions often have a distinct physical location on the site and their staffs often are organized separately from the rest of the site staffs.
          Industrial entities have boilers to produce steam and related fuel handling and waste disposal facilities, air compressors, electric generators, chillers, electric substations, tanks to store industrial gases and facilities to distribute these products throughout the industrial facility. Commercial and institutional entities sometimes have similar energy functions.
For example, a hospital or university complex may have a steam plant to heat buildings, an electric generator or a central air conditioning or chilled water facility. Sometimes these energy facilities may serve two or more neighboring entities.
          Generally, these 'Energy Facilities' include facilities and equipment that are used by industrial, commercial and institutional entities to produce, convert, store and distribute
(i) thermal energy products, such as process steam, heat, hot water, chilled water, and air conditioning; (ii) electricity; (iii) compressed air; (iv) process and potable water; (v) industrial gases, such as nitrogen; and (vi) other similar products. Energy Facilities also include related facilities that transport, handle and store fuel, such as coal handling and oil storage tanks, and facilities that treat waste for these entities, such as scrubbers, precipitators, cooling towers and water treatment facilities.
          Some Energy Facilities were placed in service in the 1950's or even earlier and are in need of significant investment to maintain their reliability. Improvements to maintain reliability may include replacement of key components, such as air compressors, cooling towers, boiler sidewall or piping, pumps and turbines. Other improvements, such as computer and control systems, can improve operating efficiencies and provide better operating information.
          As the energy industry is changing, industrial, commercial and institutional entities are considering how to manage their energy functions more efficiently. Since energy management is not their core business, many seek innovative assistance with their energy facilities from companies whose core business is energy. Likewise, energy companies seek to assist these industrial, commercial and institutional companies. Duke Energy for example has formed an industrial asset development subsidiary which is considering acquiring, developing and operating industrial energy assets in the United States and Canada.FN5
FN5  Electric Power Daily, August 27, 1997, p. 2.


Cinergy Corp., New Century Energies and Florida Progress Corp. have formed a partnership to supply energy to commercial customers with national operations.FN6
FN6  Energy Daily, September 9, 1997.


          In transactions that have come before this Commission, Scott Paper Company sold its energy complex at Scott's Mobile, Alabama pulp, paper and tissue mill to Mobile Energy Services, Inc., a subsidiary of Southern Company.FN7
FN7  Southern Company, HCAR No. 26185 (December 13, 1994).


The Mobile energy complex includes turbine generators, power boilers, recovery boilers, evaporator sets, waste treatment facilities, fuel and 'liquor' storage and station control facilities. H. J. Heinz Company also recently outsourced its inside the fence energy facility that provides steam, electricity and compressed air to its manufacturing facility in Pittsburgh, Pennsylvania to an affiliate of Duquesne Light Company.FN8
FN8  DQE, Inc., HCAR No. 26728 (June 10, 1997).


          (2)  The Ventures
          Resources intends, through Capital Company and Management Company (collectively, 'Ventures'), to develop a new business that will provide energy management and capital for Energy Facilities. Their goal is to allow a customer to focus its management and capital on its core businesses and allow the Ventures to manage and finance the energy requirements of the customer. As permitted by applicable law, Management Company intends to provide Energy Facilities Management Services, Energy Conservation Services, Procurement Services, Other Energy Services and Incidental Services as described below. Capital Company intends to provide lease and other financing for the Energy Facilities of Management Company's customers.
          American will not seek recovery through higher rates to the Utility Subsidiaries' customers in order to compensate American for any possible losses that it may sustain on investment in Ventures or for any inadequate returns on such investments.
Neither Management Company nor Capital Company will be a public utility company as defined in the 1935 Act, and without further Commission approval, neither company will undertake any activity if, as a result, it would become a public utility company as defined in the 1935 Act. Without further authorization of this Commission, the Ventures will not provide their services outside the United States.
          (3)  Management Company
          Management Company will provide the following services:
               (a) 'Energy Facility Management Services' include the day-to-day operations, maintenance, and management, and other technical and administrative services required to operate, maintain and manage the Energy Facilities, as well as long-term planning and budgeting for and evaluation of improvements to Energy Facilities.

               (b) 'Energy Conservation Services' include (1) identification (through energy audits or otherwise) of energy and other resource (water, labor, maintenance, materials, etc.) cost reduction or efficiency opportunities; (2) design of facility or process modifications or enhancements to realize such opportunities; (3) management, or direct construction or installation, of energy conservation or efficiency equipment; (4) training of customer personnel in the operation of equipment; (5) maintenance of energy systems; (6) design, management or direct construction and installation of new and retrofit heating, ventilating, and air conditioning ('HVAC'), electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures, to realize energy and other resource efficiency goals or to otherwise meet a customer's energy-related needs; (7) system commissioning (i.e., monitoring the operation of an installed system to ensure that it meets design specifications);
(8) reporting of system results; (9) design of energy conservation programs; (10) implementation of energy conservation programs; (11) provision of conditioned power services (i.e., services designed to prevent, control or mitigate adverse effects of power disturbances on a customer's electrical system to ensure the level of power quality required by the customer, particularly with respect to sensitive electronic equipment); and (12) other similar or related activities.

               (c) 'Procurement Services' include arranging as agent or broker for a customer to purchase electricity, natural gas, oil, propane, and industrial gases ('Energy Commodities') and to purchase other commodities and supplies used by or distributed through Energy Facilities on behalf of customers of Energy Facilities Management or Energy Conservation Services. Procurement Services also include the purchase and sale, as principal, of electricity and natural gas, to the extent permitted by state law and state commission orders, and other Energy Commodities.

               (d) 'Other Energy Services' include development, design, construction, ownership, and sale of Energy Facilities and equipment used in and improvements to Energy Facilities.

               (e) 'Incidental Services' include products and services that are incidental to Energy Facilities Management Services, Energy Conservation Services, Procurement Services and Other Energy Services. These incidental products and services will not involve the manufacture of energy-consuming equipment, but be closely related to the consumption of energy and/or the maintenance of Energy Facilities.

          All services rendered by Management Company to companies that are not affiliates of American will be based upon the fair market value thereof and will be subject to such other terms, conditions and standards of performance as are negotiated on a case-by-case basis, taking into account the kind and scope of services involved, the duration of the contract, the levels of warranties and indemnities that may be negotiated, and other factors that are unique to each transaction. Payment for services will vary by project and may include fee-for-service, fixed price, time and materials, progress payments, turnkey payment, Capital Company or third-party financing arrangements, performance contracts with a savings guarantee or payment based on the energy or other resource savings achieved, the output of equipment (for example, steam, water, chilled water, air or heat), commissions, and other payment structures.
          Similarly, Management Company will provide such services to any associate company in the American Electric Power System that is an EWG, FUCO or QF at fair market prices, and requests an exemption under Section 13(b) from the requirements of Rules 90 and 91 as applicable to such transaction in any case in which any one or more of the following circumstances shall apply:
          (1) Such entity is a FUCO, or is an EWG which derives no part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale within the United States; or

          (2) Such entity is an EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ('FERC') or the appropriate state public utility commission, provided that the purchaser of such electricity is not an associate company within the American Electric Power System;

          (3) Such entity is a QF that sells electricity exclusively (i) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use, and/or (ii) to an electric utility company not an associate company within the American Electric Power System at the purchaser's 'avoided cost' as determined in accordance with the regulations under the Public Utility Regulatory Policies Act of 1978; or

          (4) Such entity is an EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser of such electricity is not an associate company within the American Electric Power System.

          Management Company will provide services to associate non-utility subsidiaries in the American Electric Power System that do not satisfy any of the above circumstances at 'cost' in accordance with Section 13(b) of the 1935 Act and Rules 90 and 91 thereunder. The Commission previously authorized such cost and fair market value pricing for AEP Energy Services, Inc., a wholly-owned subsidiary of American, in American Electric Power Company, Inc., et al., HCAR No. 26267 (April 5, 1995).
          Resources will contribute equity capital to Management Company for the purpose of providing working capital for Management Company. Management Company may also obtain debt financing from American, Resources or unaffiliated third parties such as commercial banks. Loans from American or Resources to Management Company will be made at the cost of funds incurred by American or Resources in accordance with Rule 52.
          Management Company will be staffed primarily by current employees at the facilities managed. It is expected that initially not more than 25 employees of AEPSC and the Utility Subsidiaries will be transferred to Management Company. In addition, AEPSC, the Utility Subsidiaries, RESCo, AEPES and its affiliates may provide services or sell goods to Management Company.FN9
FN9 In accordance with Rules 87(a) and 90, services and goods provided by AEPSC or the Utility Subsidiaries to Management and Capital Company will be at cost. Exception is requested from Section 13(b) of the 1935 Act for services and goods to be provided by RESCo and AEPES at other than cost.

     It is anticipated that AEPSC will provide services, such as development, engineering, procurement, human resources, and energy services, to Management and Capital Company. Initially, it is not anticipated that the Utility Subsidiaries, RESCo or AEPES will provide services to Management and Capital Company. RESCo and AEPES will only provide to Management or Capital Company services in which RESCo or AEPES themselves provide substance.

     If Management or Capital Company sells or licenses any intellectual property developed by AEPSC or the Utility Subsidiaries for their own use, Management or Capital Company will pay the following amounts to such company: (1) 70% of the revenues from the intellectual property until the developing company recovers its programming and development costs; and
     (2) 20% of the revenues thereafter. Intellectual property developed by Management or Capital Company will be made available to AEPSC and the Utility Subsidiaries without charge, except for actual expenses incurred in connection with making such intellectual property available. In no event will more than 2% of the total employees of AEPSC and the Utility Subsidiaries render services to Management Company at any one time.


          (4)  Capital Company
          Capital Company will offer financing for existing Energy Facilities and improvements and provide new capital for customers of Management Company through sale and leaseback, project financing or other creative financing facilities. Assets financed by Capital Company generally will be managed by Management Company. In addition, Capital Company will make its financing services available to customers of Management Company to assist Management Company in connection with its program to provide energy management and related services to its customers.
          Resources will contribute the equity capital required by Capital Company. Capital Company will obtain debt financing from unaffiliated third parties such as commercial banks and insurance companies and from American and Resources. Loans from American or Resources will be made at the cost of funds incurred by American or Resources in accordance with Rule 52.
          Capital Company may have a small staff, initially less than ten employees; Management Company will most likely provide it with many services. In addition, AEPSC, the Utility Subsidiaries, RESCo, AEPES and its affiliates may provide services to Capital Company.
          (5)  Guarantees
          American may guarantee the obligations of Resources to invest up to $250 million in the Capital Company and up to $50 million in the Management Company.
          American or Resources may also guarantee the debt and other obligations of Capital and Management Company. Debt financing of Capital and Management Company which is guaranteed by American will not (i) exceed a term of 15 years or (ii) (a) bear a floating interest rate in excess of 2% over the prime rate, London Interbank Offered Rate or other appropriate index in effect from time to time or (b) bear a fixed interest rate in excess of 2.5% above the yield at the time of issuance of United States Treasury obligations of a comparable maturity. Nondebt obligations of Capital and Management Company which may be guaranteed by American may take the form of bid bonds or performance or other direct or indirect guarantees of contractual or other obligations.
     American and Resources request authority to have through December 31, 2002, up to $250 million of these guaranties outstanding, provided that any guaranty outstanding on December 31, 2002 would expire or terminate in accordance with its terms.FN10 FN10 Authorization is not requested in this Section and the next
     Section to the extent that guaranties of securities by Resources, Capital Company or Management Company are permitted under Rules 45(b)(7) and 52, as amended in HCAR No. 26826.


These guarantees are in addition to those authorized in the Orders dated May 2, 1997 (HCAR No. 26713) and May 10, 1996 (HCAR No. 26516).
          (6)  Additional Subsidiaries
          Resources may form special purpose subsidiaries to hold its interests in Management Company and Capital Company. American and Resources may guarantee the obligations of these subsidiaries to the extent that Resources is authorized to participate in the transactions described in this proceeding and American is authorized to guarantee the these obligations of Resources.
          From time to time it may be advantageous for Capital Company or Management Company to form subsidiaries to undertake one or more of the activities described herein. These subsidiaries may be organized (i) in order to facilitate the making of proposals to a prospective customer; or (ii) after the award of a bid proposal, in order to facilitate closing on the purchase or financing of the underlying assets; or (iii) at any time after the consummation of a transaction in order, among other things, to comply with applicable federal or state laws; or (iv) as part of tax planning, to limit exposure to U.S. and state taxes; or (v) for other lawful business purposes. American, Resources, Capital Company and Management Company may guarantee the debt and other obligations of these subsidiaries. In addition, Management Company, Capital Company, AEPSC, the Utility Subsidiaries, RESCo, AEPES and its affiliates may provide services to their special purpose subsidiaries.
          (7)  Issuance of Membership Interests
          It is anticipated that Capital Company and Management Company will be limited liability companies which will issue membership interests to Resources. In addition, subsidiaries of Capital Company or Management Company may be limited liability companies or partnerships which will issue membership or partnership interests. Capital Company, Management Company and their subsidiaries request authority to issue membership or partnership interests, as the case may be.
          The Management Company Operating Agreement will provide for initial contributions by the members to the Management Company of $1,000 and such additional amounts as may determined by the Management Committee. The Capital Company Operating Agreement will provide for initial contributions by the members to the Capital Company of $1,000 and such additional amounts as may determined by the Management Committee. Membership interests may be issued to third parties by Management or Capital Company on terms to be agreed by the members. Membership or partnership interests may be issued by subsidiaries of Management or Capital Company on terms to be decided.
          (8)  Dividends Out of Capital
          Rule 46 under the 1935 Act prohibits subsidiaries of registered holding companies, including Management Company, Capital Company and their subsidiaries, from declaring or paying dividends out of capital or unearned surplus. It is requested that Management Company, Capital Company and their subsidiaries be authorized to declare and pay dividends to their parent companies from time to time out of capital or unearned surplus to the extent permitted by applicable law.FN11
FN11 This authorization will not apply if any company becomes a 'public utility' as defined in the 1935 Act.


          It is expected that situations will arise where Management Company, Capital Company or one or more of their subsidiaries will have unrestricted cash available for distribution in excess of current and retained earnings. Consequently, in these situations the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus.
          One such situation could result if Management Company or Capital Company were to sell a portion of its equity in a subsidiary to a third party for cash. It then would have substantial unrestricted cash available for upstream distribution, but (assuming no profit on the sale) would not have available current earnings and therefore could not, without prior Commission approval, declare and pay a dividend to the Parties out of such cash proceeds.
          Any dividend actually declared and paid by Management Company, Capital Company or a subsidiary out of capital or unearned surplus pursuant to the authority requested herein will conform to applicable law of the respective company's jurisdiction of organization and applicable covenant restrictions in loan or other financing agreements.
          The ability of these companies to use distributable cash to pay dividends ultimately to Resources will benefit the American System by enabling Resources to dividend the cash to AmericanFN12 FN12 Resources has authority to declare and pay dividends out of capital or unearned surplus.  HCAR No. 26760 (September 18,
     1997).

or to apply such amounts to the reduction or refinancing of outstanding bank borrowings and to fund operations of other American subsidiaries. In addition, since Management Company, Capital Company and their subsidiaries will be engaged in activities described in this Application, the payment of dividends out of capital or unearned surplus by these American direct and indirect subsidiaries will not adversely affect the financial integrity of the American System or jeopardize the working capital of American's Utility Subsidiaries within the contemplation of
Section 12(c) of the 1935 Act.
     C.   Compliance with Rule 54.
     Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ('EWG') or a foreign utility company ('FUCO'), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions of Rule 53(a) are currently satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein, thereby satisfying such provision and making Rule 53(c) inapplicable.
          Rule 53(a)(1). As of March 31, 1998, American, through its subsidiary, Resources, had aggregate investment in FUCOs of $435,146,000. This investment represents approximately 27.0% of $1,613,592,000, the average of the consolidated retained earnings of American reported on Forms 10-Q and 10-K for the four consecutive quarters ended March 31, 1998.
          Rule 53(a)(2). Each FUCO in which American invests will maintain books and records and make available the books and records required by Rule 53(a)(2).
          Rule 53(a)(3). No more than 2% of the employees of the Utility Subsidiaries of American will, at any one time, directly or indirectly, render services to any FUCO.
          Rule 53(a)(4). American has submitted and will submit a copy of Item 9 and Exhibits G and H of American's Form U5S to each of the public service commissions having jurisdiction over the retail rates of American's Utility Subsidiaries.
          Rule 53(b). (i) Neither American nor any subsidiary of American is the subject of any pending bankruptcy or similar proceeding; (ii) American's average consolidated retained earnings for the four most recent quarterly periods ($1,613,592,000) represented an increase of approximately $73,152,000 (or 4.7%) in the average consolidated retained earnings from the previous four quarterly periods ($1,540,440,000); and (iii) for the fiscal year ended December 31, 1997, American did not report operating losses attributable to American's direct or indirect investments in EWGs and FUCOs.
     American was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27, 1998) (the '100% Order') in File No. 70-9021. In
connection with its consideration of American's application for the 100% Order, the Commission reviewed American's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to American involved with investments in EWGs and FUCOs, the Commission determined that permitting American to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the AEP System, nor would it have an adverse impact on any of the Utility Subsidiaries or their customers, or on the ability of state commissions to protect the Utility Subsidiaries or their customers. Since similar considerations are involved hereunder with respect to Rule 54, Applicants should not be required to make subsequent Rule 54 filings once American's aggregate investment in EWGs and FUCOs exceeds 50% of its consolidated retained earnings.
ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
     To be filed by amendment.
ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
     (a) Sections 9(a) and 10 may apply to the acquisition by Resources of Capital Company's and Management Company's securities and to the proposed businesses of Capital Company and Management Company as discussed below.
     (b) Sections 6, 7 and 12(b) and Rule 45 thereunder may apply to the proposed guarantee by American of the obligations of Resources and by American or Resources of the debt and other obligations of Capital and Management Company.
     (c) Sections 9(a) and 10 may apply to the formation by Resources, Capital Company and Management Company of subsidiaries. Sections 6, 7 and 12(b) and Rule 45 thereunder may apply to the proposed guarantee by Resources, Capital Company and Management Company of the debt and other obligations of their subsidiaries.
     (d) Sections 6(a) and 7 and Rule 52 may apply to the sale of securities by Resources, Capital Company, Management Company and their subsidiaries. Under Rule 52(b), the issuance of common stock, preferred stock and indebtedness by Resources, Capital Company and Management Company and their subsidiaries as well as their acquisition by Resources, Capital Company or Management Company is exempt from prior Commission approval under the 1935 Act. Rule 45(b)(4) exempts the making of cash capital contributions from prior Commission approval. Resources does not expect to invest more than $250 million in Capital Company or more than $50 million in Management Company, either by acquisition of securities or making capital contributions, both of which are exempt from Commission approval under Rules 45(b)(4) and 52.
     (e) Section 12(c) and Rule 46 may apply to dividends out of capital or unearned surplus. The Commission has recently issued orders authorizing the payment of dividends out of capital or unearned surplus under circumstances substantially similar to those proposed herein. See GPU International, Inc., et al., HCAR No. 26678, February 28, 1997; The Southern Company, et al., HCAR No. 26543, July 17, 1996; Cinergy Corp., et al., HCAR No. 26719, May 22, 1997.
     To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the 1935 Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.
             LEGAL ANALYSIS UNDER SECTIONS 9 AND 10
     Unless approved by the Commission under Section 10 of the 1935 Act, it is unlawful under Section 9(a)(1) 'for any registered holding company or any subsidiary company thereof...to acquire, directly or indirectly, any securities or utility assets or any other interest in any business.' Resource's proposed initial investment in Management Company and in Capital Company constitutes an acquisition by American of 'any securities' or 'any other interest in any business' within the meaning of Section 9(a)(1) of the 1935 Act, and therefore Commission approval is required.
     Under Section 10(a) of the 1935 Act, a company may apply to the Commission for approval of such an acquisition. Section 10(b) provides, in part, that the Commission shall approve the acquisition unless it finds that the acquisition will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the holding company system. Notwithstanding Section 10(b), Section 10(c)(1) directs the Commission not to approve 'an acquisition of securities or utility assets, or of any other interest, which is...detrimental to the carrying out of the provisions of Section 11.' Section 11(b)(1) in turn, directs the Commission:
     To require...that each registered holding company, and each subsidiary company thereof, shall take such action as the Commission shall find necessary to limit the operations of the holding-company system of which such company is a part to a single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system.

Section 11(b)(1) further provides:
     The Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public utility systems the retention of an interest in any [non-utility] business which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system....

These two sentences are known as the 'other business' clauses of
Section 11(b)(1). The Commission has long interpreted Section 11(b)(1) to permit the retention of non-utility interests upon an affirmative showing of an 'operating or functional relationship' between the non-utility business and the operations of the integrated utility business of the holding company system.FN13 FN13 See generally Michigan Consolidated Gas Co., 44 SEC 361
     (1970), aff'd, 444 F.2d 913 (D.C. Cir. 1971).


     The Commission consistently has held the promotion and sale of various energy management and financing services like those proposed by Management Company and Capital Company are functionally related to the operations of utility holding company systems under the standards of Section 11 of the 1935 Act.FN14
FN14 AEP Energy Services, Inc., HCAR No. 26267 (April 5, 1995);
     Cinergy Solutions, HCAR No. 26662 (February 7, 1997); Northeast Utilities, HCAR No. 25114-A (July 27, 1990), HCAR No. 25900 (September 30, 1993) and HCAR No. 26564 (August 28,
     1996); General Public Utilities Corporation, HCAR No. 26556 (August 16, 1996); and American Electric Power Company, HCAR Nos. 26572 (September 13, 1996) and 26583 (September 27,
     1996).


These activities benefit the holding company system by tending to increase sales of its energy and energy-related services. Such activities are closely related to the core utility businessFN15 FN15 See Eastern Utilities Associates, HCAR No. 26232 (February 15,
     1995).


and support national policies to promote efficient and competitive energy markets.FN16
FN16 Consolidated Natural Gas Company, HCAR No. 26512 (April 30,
     1996). See also Eastern Utilities Associates, HCAR No. 26232 (February 15, 1995) (strong national interest in promoting energy conservation and efficiency).


     A.   Management Company.
     As described under Item 1 of this Application, Management Company expects to provide Energy Facility Management Services, Energy Conservation Services, Procurement Services, and Other Energy Services.
          (1)  Energy Facilities Management
          It has been clearly established that operation, maintenance, management, procurement and other services required to operate and maintain electric generation, transmission or distribution facilities are functionally related to a registered electric holding company's core business. See e.g. AEP Energy Services, Inc. (now known as RESCo), HCAR No. 26267 (April 5,
1995), in which RESCo was authorized to provide project development, engineering, design, construction and construction management, operating, fuel management, maintenance and power plant overhaul, and other similar kinds of managerial and technical services to Power Projects which included projects relating to the generation, transmission and distribution of electric power. See also Entergy Corporation, HCAR No. 26322 (June 30, 1995) and Southern Company, HCAR No. 26212 (December 30, 1994).
          In Cinergy Solutions, HCAR No. 26662 (February 7, 1997), the Commission authorized asset management of non-electric energy facilities, such as steam, chillers, i.e., refrigeration and coolant equipment, HVAC and lighting systems.FN17
FN17 In a separate proceeding, subsidiaries of Cinergy also were permitted to engage in the district heating and cooling business in the Cincinnati metropolitan area, noting among other things that heating and cooling systems use skills and expertise developed by Cinergy in its core business. Cinergy Corp., HCAR No. 26474 (February 20, 1996). In Northeast Utilities, HCAR No. 25900 (September 30, 1993), energy management services were expanded to include the identification of energy and other resource cost reduction opportunities and the design and installation of facilities or systems for such purposes, including heating, cooling, water and plumbing systems.


The Commission has recognized these decisions by including in activities permitted by an energy-related company under Rule 58 'the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products'.
          The Commission also has recognized that some companies wish to utilize the expertise of energy companies, including registered holding company systems, in managing their existing energy complexes. In Southern Company, HCAR No. 26185 (December 13, 1994), the Commission authorized a subsidiary of Southern Company to purchase the interest of Scott Paper Company in an energy and recovery complex at Scott's Mobile Alabama pulp, paper and tissue mill. The principal components of the complex were turbine generators, power boilers, recovery boilers, evaporator sets, waste treatment facilities, fuel and 'liquor' storage and station control facilities. The Southern Company subsidiary then supplied steam and electric power to the mills.
          The proposed Energy Facility Management Services are the same types of services as authorized in the Orders described above, i.e., those required to operate, maintain and manage Energy Facilities. Similar to these Orders, Energy Facilities include those that not only produce, convert, store and distribute thermal energy products, electricity and water, but also include compressed air, industrial gases and other similar products which are not explicitly mentioned in the above Orders. The predominant focus of Energy Facility Management Services is not only management of thermal energy and electricity, but also includes compressed air, water, industrial gases and other similar products. Customers often manage these products together with their thermal energy and electricity. Unless Management Company is permitted to manage all of a customer's commonly managed products and services, it will be disadvantaged in competition. Customers will look to other energy services providers which are willing and able to manage all of these functions. As a result, Management Company should be authorized to provide Energy Facilities Management Services.
          (2)  Energy Conservation Services
          The scope of Energy Conservation Services, as described in detail above, is based on the well-established formulation under which the Commission authorized HEC Inc., a nonutility subsidiary of Northeast Utilities, to engage in energy management services. See Northeast Utilities, HCAR No. 25114-A (July 27, 1990), HCAR No. 25900 (September 30, 1993) and HCAR No. 26564 (August 28,
1996).FN18
FN18 The Commission initially limited the revenues from energy management services from outside New England and New York to less than the revenues from inside the area. In 1995, the Commission removed this limitation. Northeast Utilities, HCAR No. 26335 (July 19, 1995). See also Eastern Utilities Associates, HCAR No. 26232 (February 15, 1995).


The Commission recently authorized nonutility subsidiaries of Cinergy Corp. and General Public Utilities Corporation to engage in these precise activities. Cinergy Corp., HCAR No. 26662 (February 7, 1997) and General Public Utilities Corporation, HCAR No. 26556 (August 16, 1996). The Commission has also authorized nonutility subsidiaries of Eastern Utilities Associates and Entergy Corporation to engage broadly in energy management services. Eastern Utilities Associates, HCAR Nos. 24273 (December 19, 1986) and 26546 (July 25, 1996) and Entergy Corp., HCAR No. 25718 (December 28, 1992).
          (3)  Procurement Services
          In Consolidated Natural Gas Company, HCAR No. 26512 (April 30, 1996), the Commission determined a nonutility subsidiary of a registered gas holding company could be authorized to broker and market electric power and other fuels. Subsequently, the Commission authorized the nonutility subsidiaries of registered electric holding companies to broker and market electric power, natural gas and other fuels. See e.g. American Electric Power Company, HCAR Nos. 26572 (September 13, 1996) and 26583 (September 27, 1996). See also Rule 58 (b)(v). Procurement of these commodities on behalf of customers forms the focus of the Procurement Services. As in the case of Energy Facilities Management Services, however, the scope of procurement activities must include all those that a customer views as reasonable to procure through its energy function. Consequently, the procured commodities include industrial gases, water and other commodities and supplies used by or distributed through Energy Facilities.
          (4)  Other Energy Services
          Other Energy Services include various services for Energy Facilities that are not included in Energy Facilities Management Services. The Commission has repeatedly authorized nonutility subsidiaries of registered electric companies to engage in these types of services. See e.g. AEP Energy Services, Inc. (now known as RESCo), HCAR No. 26267 (April 5, 1995), Entergy Corporation, HCAR No. 26322 (June 30, 1995) and Southern Company, HCAR No. 26212 (December 30, 1994).
          (5)  Incidental Services
          Incidental Services are identical to those recently authorized by the Commission. See Consolidated Natural Gas Company, HCAR No. 26757 (August 27, 1997).
     B.   Capital Company.
     Capital Company will provide financing, including the purchase and leasing, of Energy Facilities to customers of Management Company. The Commission has authorized several financing or leasing subsidiaries of registered holding companies.
     In 1985, the Commission authorized Central and South West Corporation to acquire CSW Leasing in order to invest up to $250 million in the equity of leveraged leases of equipment other than utility assets. The Commission found that CSW's attempt to reduce its tax liability was in the ordinary course of business for a registered holding company and so permitted the investment under
Section 9(A)(3). Central and South West Corp., HCAR No. 23578 (January 22, 1985).FN19
FN19 In 1985, the Commission also authorized CSW to acquire CSW
     Credit which would engage in factoring accounts receivable for associate and nonassociate companies. Central and South West Corp., HCAR No. 23767 (July 19, 1985). The Commission limited CSW Credit's acquisition of nonassociate utility receivables so that the outstanding amount of nonassociate receivables was less than the outstanding amount of associate utility receivables. Central and South West Corp., HCAR No. 25995 (March 2, 1994). In 1995, the Commission determined that this type of limitation was not relevant to the provision of energy management services, because the latter were closely related to the core business of the utility. Eastern Utility Associates, HCAR No. 26232 (February 15, 1995). Similarly, this limitation is not needed for Capital Company because its financing will support the provision of Energy Facilities Management Services which are closely related to American's core utility business.


     More recently, registered companies have sought Commission approval to finance the sales of goods or services to customers and to more broadly finance customers' businesses. Cinergy Solutions was authorized to finance, subject to an investment limit of $100 million, (1) goods and services provided by Cinergy Solutions to customers and (2) energy-related equipment for Cinergy's electric and gas customers. Its customer financing may take the form of loans, installment purchases, operating or finance lease arrangements and loan guarantees. Cinergy Corp., HCAR No. 26662 (February 7, 1997).FN20
FN20 Cinergy Solutions was also authorized to own qualifying facilities and facilities used for the production, conversion and distribution of thermal energy products. Although they are not owners, Management Company and Capital Company will provide two key functions of ownership - managing and financing the facilities. See also The Southern Company, HCAR No. 26185 (December 13, 1994) (approval to acquire energy island inside integrated paper mill).


See also Consolidated Natural Gas Company, HCAR No. 26234 (February 23, 1995), authorizing CNG Financial Services to finance the sales of standard appliances, equipment to promote new technologies, and equipment that enables the use of gas or electricity as an alternate fuel to customers of its gas utility affiliates in an aggregate amount up to $25 million.FN21
FN21 The Commission said that the total dollar value of loans in the states not served by CNG local distribution companies could not exceed the total dollar value of loans in the four states served by the local distribution companies. This geographic restriction is not relevant to Capital Company because CNG Financial Services was authorized to provide loans even to those customers which purchased gas indirectly from its gas pipeline subsidiary. Capital Company seeks to finance only direct customers of Management Company.

                              * * *

     In addition to satisfying Commission precedent, the Ventures provide an important opportunity for American in the rapidly changing energy markets in the United States. It allows American to assist significant customers in meeting important objectives with respect to their energy assets. Offering energy management services, including the financing, will also attract new customers and increase loyalty from existing customers. Finally, the proposed activities will offer an opportunity for additional earnings in what will be a highly competitive deregulated power market.
     The proposed investment in the Ventures will not have an adverse impact on any of American's Utility Subsidiaries or their respective customers. No Utility Subsidiary will owe indebtedness or extend credit or sell or pledge its assets directly or indirectly to the Ventures and any losses that may be incurred by the Ventures will have no effect on domestic rates of any Utility Subsidiary (because of American's and Resources' undertaking not to seek recovery in rates).
     The Ventures clearly fall within Commission precedent, will further important business objectives of American and will not harm the Utility Subsidiaries. Therefore, the Commission should approve this Application.
ITEM 4.   REGULATORY APPROVAL.
     No commission other than the Securities and Exchange Commission has jurisdiction over the proposed transaction.
ITEM 5.   PROCEDURE.
     It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's order granting, and permitting to become effective this Application or Declaration be issued on or before January 31, 1998. American waives any recommended decision by a hearing officer of or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, becomes effective forthwith. American consents to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or order in this matter, unless the Office opposes the matter covered by this Application or Declaration.
ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          The following exhibits and financial statements are filed as part of this statement:
     Exhibits:
     Exhibit A-1    Operating Agreement of Capital Company

     Exhibit A-2    Operating Agreement of Management Company

     Exhibit F      Opinion of Counsel

     Exhibit G-1    Proposed form of Notice (previously filed)

     It is believed that financial statements are not necessary or relevant to the disposition of this proceeding."


     2. By adding AEP Resources Service Company and AEP Energy Services, Inc. as signatories to the Application or Declaration on Form U-1 in this file.
                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                    AMERICAN ELECTRIC POWER COMPANY, INC.
                    AEP RESOURCES, INC.
                    AEP RESOURCES SERVICE COMPANY
                    AEP ENERGY SERVICES, INC.


                    By_/s/ A. A. Pena___________________
                                  Treasurer


Dated:  August 20, 1998



                                                      Exhibit A-1


                       OPERATING AGREEMENT
                               OF
                   AEP ENERGY CAPITAL, L.L.C.

     THIS OPERATING AGREEMENT (this "Agreement") of AEP Energy Capital, L.L.C., (the "Company") dated as of the ______ day of __________, 1998, has been entered into by AEP Resources, Inc. (the "Member", which term shall include, as the context may require, additional or substituted members of this limited liability company).


                            ARTICLE I
              FORMATION AND PURPOSES OF THE COMPANY

     1.1  Formation.  (a)    The Members hereby organize the
Company as a limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Delaware Code Sections 18-101 et seq., as the same may be amended from time to time (the "Act"). Except as expressly provided herein to the contrary, the rights and obligations of the Members and the administration and termination of the Company shall be governed by the Act.

          (b)  The name of the company shall be "AEP Energy
Capital, L.L.C." or such other name as may determined by the Board of Managers from time to time in compliance with applicable law;
provided that the name shall always contain the words "Limited
Liability Company" or the letters "LLC".

     1.2 Purpose and Powers of the Company. The purpose of the Company shall be to engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business.

     1.3 Offices; Registered Agent. (a) The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, Columbus, Ohio or such other place as the Board of Managers may designate from time to time. The Company may have other offices, either within or outside of the State of Delaware, at such place or places as the Board of Directors may designate from time to time.

          (b) The registered office of the Company in the State of Delaware shall be located at the following address: c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The Members may from time to time change the registered agent or office by an amendment to the certificate of formation of the Company.

     1.4 Fiscal Year. The "Fiscal Year" of the Company shall end on December 31 of each year and shall include any partial fiscal year at the beginning and at the end of the Company's life.

     1.5 Members; Filings. (a) The name and business address of the Member of the Company is set forth in Schedule A attached hereto.

          (b) Subject to the provisions and limitations set forth in this Agreement, the Member is hereby designated as an authorized person, within the meaning of the Act, to execute, deliver and file, or to cause the execution, delivery and filing of, the certificate of formation of the Company (and any amendments and/or restatements thereof) and any other certificates, notices, statements or other instruments (and any amendments and/or restatements thereof) necessary or advisable for the formation, qualification or continuation of existence of the Company in all jurisdictions where such filings are necessary or appropriate for the Company's conduct of its business. The Member promptly shall execute and deliver such documents and perform such acts consistent with the terms of this Agreement as may be reasonably necessary to comply with the requirements of law for the formation, qualification and continuation of existence of a limited liability company under the laws of each jurisdiction in which the Company shall conduct business.

     1.6 Term. The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall terminate or dissolve in accordance with the Act.


                           ARTICLE II
                      CAPITAL CONTRIBUTION

     2.1 Capital Contribution. The Member has contributed $__________ cash to the capital of the Company. No additional capital contributions shall be required, but the Member may make one or more additional capital contributions as the Member in its sole discretion may determine. No creditor or other third party having dealings with the Company shall have the right to enforce the right or obligation of any Member to make capital contributions or loans or to pursue any other right or remedy hereunder or at law or in equity, it being understood and agreed that the provisions of this Agreement shall be solely for the benefit of, and may be enforced solely by, the parties hereto and their respective successors and permitted assigns. None of the rights or obligations of any Member herein set forth to make capital contributions or loans to the Company shall be deemed an asset of the Company for any purpose by any creditor or other third party, nor may such rights or obligations be sold, transferred or assigned by the Company or pledged or encumbered by the Company to secure any debt or other obligation of the Company or of any Member.


                           ARTICLE III
                            MANAGERS

     3.1 General Powers. The property, affairs and business of the Company shall be managed by the Board of Managers, and, except as otherwise expressly provided by law, the Articles of Organization or this Operating Agreement, all of the powers of the Company shall be vested in such Board of Managers.

     3.2 Number of Managers. The number of Managers constituting the Board of Managers shall be at least one and no more than ten as determined from time to time by the Board of Managers. The initial Managers of the Company are set forth on Schedule B attached hereto.

     3.3  Election and Removal of Managers; Quorum.

          (a)  Managers shall be elected by the Member.

          (b) Managers shall hold their offices until their successors are elected. Any Manager may be removed from office at any time, with or without cause, by the Member.

          (c) A majority of the number of Managers elected and serving at the time of any meeting shall constitute a quorum for the transaction of business. The act of a majority of Managers present at a meeting at which a quorum is present shall be the act of the Board of Managers. Less than a quorum may adjourn any meeting.

     3.4 Meetings of Managers. Meetings of the Board of Managers shall be held at places within or without the State of Delaware and at times fixed by resolution of the Board of Managers, or upon call of the Chairman of the Board of Managers or the President. The Secretary or officer performing the Secretary's duties shall give not less than 24 hours' notice by letter, telecopy, electronic mail, telegraph or telephone (or in person) of all meetings of the Board of Managers, provided that notice need not be given of regular meetings held at times and places fixed by resolution of the Board of Managers. Meetings may be held at any time without notice if all of the Managers are present, or if those not present waive notice in writing either before or after the meeting. The notice of meetings of the Board of Managers need not state the purpose of the meeting.


                           ARTICLE IV
                            OFFICERS

     4.1 Election of Officers; Terms. The officers of the Company shall consist of a President, one or more Vice Presidents, a Treasurer and a Secretary. Other officers, including a Chairman of the Board of Managers, and any assistant or subordinate officers, may from time to time be elected by the Board of Managers. All officers shall hold office until their successors are elected by the Board of Managers. Any two or more offices may be combined in the same person as the Board of Managers may determine. No officer may act in more than one capacity where the action of two or more officers is required. The initial officers of the Company are set forth on Schedule B attached hereto.

     4.2  Removal of Officers; Vacancies.  Any officer of the
Company may be removed summarily with or without cause, at any time, by the Board of Managers. Vacancies may be filled by the Board of Managers.

     4.3 Duties. The officers of the Company shall have such duties as generally pertain to their offices, respectively, as well as such powers and duties as are prescribed by law or as from time to time shall be conferred by the Board of Managers. The Board of Managers shall determine the compensation of all officers of the Company.

     4.4 President. The President shall be primarily responsible for the implementation of policies of the Board of Managers. He or she shall have authority over the general management and direction of the business and operations of the Company, if any, subject only to the ultimate authority of the Board of Managers. He or she may sign and execute in the name of the Company, deeds, mortgages, bonds, contracts or other instruments except in cases where the signing and the execution thereof shall be expressly delegated by the Board of Managers or by this Agreement to some other officer or agent of the Company or shall be required by law otherwise to be signed or executed. In addition, he or she shall perform all duties incident to the office of the President and such other duties as from time to time may be assigned to him or her by the Board of Managers.

     4.5 Vice Presidents. Each Vice President, if any, shall have such powers and duties as may from time to time be assigned to him or her by the President or the Board of Managers. Any Vice President may sign and execute in the name of the Company deeds, mortgages, bonds, contracts or other instruments authorized by the Board of Managers, except where the signing and execution of such documents shall be expressly delegated by the Board of Managers or the President to some other officer or agent of the Company or shall be required by law or otherwise to be signed or executed.

     4.6 Treasurer. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Company, and shall deposit all monies and securities of the Company in such banks and depositories as shall be designated by the Board of Managers. He or she shall be responsible (I) for maintaining adequate financial accounts and records in accordance with generally accepted accounting practices; (ii) for the preparation of appropriate operating budgets and financial statements; (iii) for the preparation and filing of all tax returns required by law; and (iv) for the performance of all duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the Board of Managers or the President. The Treasurer may sign and execute in the name of the Company deeds, mortgages, bonds, contracts or other instruments, except in cases where the signing and the execution thereof shall be expressly delegated by the Board of Managers or by this Agreement to some other officer or agent of the Company or shall be required by law or otherwise to be signed or executed.

     4.7 Secretary. The Secretary shall act as secretary of all meetings of the Board of Managers and the Member. He or she shall keep and preserve the minutes of all such meetings in permanent books. He or she shall see that all notices required to be given by the Company are duly given and served; shall have custody of all deeds, leases, contracts and other important documents; shall have charge of the books, records and papers of the Company relating to its organization and management as a Company; shall see that all reports, statements and other documents required by law (except tax returns) are properly filed; and shall in general perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to the Secretary by the Board of Managers or the President.


                            ARTICLE V
                            TAXATION

     5.1 Treatment for Federal Tax Purposes. The Company intends to be disregarded as an entity for federal tax purposes and will elect not to be taxed as a corporation for federal income tax purposes.


                           ARTICLE VI
                          BANK ACCOUNTS

     6.1 Bank Accounts. The President and Treasurer of the Company are authorized to open commercial banking accounts for and in the name of the Company throughout the United States, at any time and from time to time, and to deposit to the credit of the Company in such banking accounts any monies, checks, drafts, orders or other commercial paper payable to the Company, and from time to time to withdraw all or any part of the funds on deposit in the name of the Company by check drawn in the name of the Company and signed by the President or Treasurer. The President and Treasurer are authorized to designate in writing any other officers or employees of the Company as persons authorized to endorse and deposit to the credit of the Company in any such banking accounts any monies, checks, drafts, orders, or other commercial paper payable to it, and to sign checks drawn on any such banking accounts in the name of the Company (including, in the discretion of such officers, the authority to employ facsimile signatures in such connection), and that such officers, or any of them are hereby authorized to rescind any such designation so made.


                           ARTICLE VII
                         INDEMNIFICATION

     7.1 Indemnification. Unless otherwise prohibited by law, the Company shall indemnify and hold harmless the Managers, Members and officers of the Company and the officers, directors, and employees of the Members, and their respective successors from any claim, loss, expense, liability, action or damage resulting from any act or omission performed by or on behalf of or omitted by such person in their capacity as a Manager, Member or officer of the Company, including, without limitation, reasonable costs and expenses of their attorneys engaged in defense of any such act or omission; provided, however, that such persons shall not be indemnified or held harmless for any act or omission that is in violation of any of the provisions of this Agreement or that constitutes fraud, gross negligence or willful misconduct. Any indemnification pursuant to this Section VII shall be made only out of the assets of the Company.

     7.2 Expenses. To the fullest extent permitted by law, expenses (including legal fees) incurred by any person in defending any claim, demand, action, suit or proceeding with respect to which such person is entitled to indemnification under this Section VII shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of such person, secured by adequate collateral, to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section VII.

     7.3 Insurance. The Company may purchase and maintain insurance to indemnify it against the whole or any portion of the liability assumed by it in accordance this Section VII and may also procure insurance, in such amounts as the Board of Managers may determine, on behalf of any person who is or was a Manager, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a manager, director, officer, employee, or agent of another company, corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any liability asserted against or incurred by him or her in any such capacity or arising from his or her status as such, whether or not the Company would have power to indemnify him or her against such liability under the provisions of this Section VII.

     IN WITNESS WHEREOF, this Agreement is executed as of the date first set forth above.

                         AEP RESOURCES, INC.


                         By:_______________________
                         Name:
                         Title:



                           Schedule A

                         List of Members



AEP Resources, Inc.
1 Riverside Plaza
Columbus, Ohio 43215



                           Schedule B

                        Board of Managers



[To be completed]




                            Officers



[To be completed]




                                                      Exhibit A-2


                       OPERATING AGREEMENT
                               OF
                  AEP ENERGY MANAGEMENT, L.L.C.

     THIS OPERATING AGREEMENT (this "Agreement") of AEP Energy Management, L.L.C., (the "Company") dated as of the ______ day of __________, 1998, has been entered into by AEP Resources, Inc. (the "Member", which term shall include, as the context may require, additional or substituted members of this limited liability company).


                            ARTICLE I
              FORMATION AND PURPOSES OF THE COMPANY

     1.1  Formation.  (a)    The Members hereby organize the
Company as a limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Delaware Code Sections 18-101 et seq., as the same may be amended from time to time (the "Act"). Except as expressly provided herein to the contrary, the rights and obligations of the Members and the administration and termination of the Company shall be governed by the Act.

          (b)  The name of the company shall be "AEP Energy
Management, L.L.C." or such other name as may determined by the Board of Managers from time to time in compliance with applicable law; provided that the name shall always contain the words "Limited Liability Company" or the letters "LLC".

     1.2 Purpose and Powers of the Company. The purpose of the Company shall be to engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business.

     1.3 Offices; Registered Agent. (a) The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, Columbus, Ohio or such other place as the Board of Managers may designate from time to time. The Company may have other offices, either within or outside of the State of Delaware, at such place or places as the Board of Directors may designate from time to time.

          (b) The registered office of the Company in the State of Delaware shall be located at the following address: c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The Members may from time to time change the registered agent or office by an amendment to the certificate of formation of the Company.

     1.4 Fiscal Year. The "Fiscal Year" of the Company shall end on December 31 of each year and shall include any partial fiscal year at the beginning and at the end of the Company's life.

     1.5 Members; Filings. (a) The name and business address of the Member of the Company is set forth in Schedule A attached hereto.

          (b) Subject to the provisions and limitations set forth in this Agreement, the Member is hereby designated as an authorized person, within the meaning of the Act, to execute, deliver and file, or to cause the execution, delivery and filing of, the certificate of formation of the Company (and any amendments and/or restatements thereof) and any other certificates, notices, statements or other instruments (and any amendments and/or restatements thereof) necessary or advisable for the formation, qualification or continuation of existence of the Company in all jurisdictions where such filings are necessary or appropriate for the Company's conduct of its business. The Member promptly shall execute and deliver such documents and perform such acts consistent with the terms of this Agreement as may be reasonably necessary to comply with the requirements of law for the formation, qualification and continuation of existence of a limited liability company under the laws of each jurisdiction in which the Company shall conduct business.

     1.6 Term. The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall terminate or dissolve in accordance with the Act.


                           ARTICLE II
                      CAPITAL CONTRIBUTION

     2.1 Capital Contribution. The Member has contributed $__________ cash to the capital of the Company. No additional capital contributions shall be required, but the Member may make one or more additional capital contributions as the Member in its sole discretion may determine. No creditor or other third party having dealings with the Company shall have the right to enforce the right or obligation of any Member to make capital contributions or loans or to pursue any other right or remedy hereunder or at law or in equity, it being understood and agreed that the provisions of this Agreement shall be solely for the benefit of, and may be enforced solely by, the parties hereto and their respective successors and permitted assigns. None of the rights or obligations of any Member herein set forth to make capital contributions or loans to the Company shall be deemed an asset of the Company for any purpose by any creditor or other third party, nor may such rights or obligations be sold, transferred or assigned by the Company or pledged or encumbered by the Company to secure any debt or other obligation of the Company or of any Member.


                           ARTICLE III
                            MANAGERS

     3.1 General Powers. The property, affairs and business of the Company shall be managed by the Board of Managers, and, except as otherwise expressly provided by law, the Articles of Organization or this Operating Agreement, all of the powers of the Company shall be vested in such Board of Managers.

     3.2 Number of Managers. The number of Managers constituting the Board of Managers shall be at least one and no more than ten as determined from time to time by the Board of Managers. The initial Managers of the Company are set forth on Schedule B attached hereto.

     3.3  Election and Removal of Managers; Quorum.

          (a)  Managers shall be elected by the Member.

          (b) Managers shall hold their offices until their successors are elected. Any Manager may be removed from office at any time, with or without cause, by the Member.

          (c) A majority of the number of Managers elected and serving at the time of any meeting shall constitute a quorum for the transaction of business. The act of a majority of Managers present at a meeting at which a quorum is present shall be the act of the Board of Managers. Less than a quorum may adjourn any meeting.

     3.4 Meetings of Managers. Meetings of the Board of Managers shall be held at places within or without the State of Delaware and at times fixed by resolution of the Board of Managers, or upon call of the Chairman of the Board of Managers or the President. The Secretary or officer performing the Secretary's duties shall give not less than 24 hours' notice by letter, telecopy, electronic mail, telegraph or telephone (or in person) of all meetings of the Board of Managers, provided that notice need not be given of regular meetings held at times and places fixed by resolution of the Board of Managers. Meetings may be held at any time without notice if all of the Managers are present, or if those not present waive notice in writing either before or after the meeting. The notice of meetings of the Board of Managers need not state the purpose of the meeting.


                           ARTICLE IV
                            OFFICERS

     4.1 Election of Officers; Terms. The officers of the Company shall consist of a President, one or more Vice Presidents, a Treasurer and a Secretary. Other officers, including a Chairman of the Board of Managers, and any assistant or subordinate officers, may from time to time be elected by the Board of Managers. All officers shall hold office until their successors are elected by the Board of Managers. Any two or more offices may be combined in the same person as the Board of Managers may determine. No officer may act in more than one capacity where the action of two or more officers is required. The initial officers of the Company are set forth on Schedule B attached hereto.

     4.2  Removal of Officers; Vacancies.  Any officer of the
Company may be removed summarily with or without cause, at any time, by the Board of Managers. Vacancies may be filled by the Board of Managers.

     4.3 Duties. The officers of the Company shall have such duties as generally pertain to their offices, respectively, as well as such powers and duties as are prescribed by law or as from time to time shall be conferred by the Board of Managers. The Board of Managers shall determine the compensation of all officers of the Company.

     4.4 President. The President shall be primarily responsible for the implementation of policies of the Board of Managers. He or she shall have authority over the general management and direction of the business and operations of the Company, if any, subject only to the ultimate authority of the Board of Managers. He or she may sign and execute in the name of the Company, deeds, mortgages, bonds, contracts or other instruments except in cases where the signing and the execution thereof shall be expressly delegated by the Board of Managers or by this Agreement to some other officer or agent of the Company or shall be required by law otherwise to be signed or executed. In addition, he or she shall perform all duties incident to the office of the President and such other duties as from time to time may be assigned to him or her by the Board of Managers.

     4.5 Vice Presidents. Each Vice President, if any, shall have such powers and duties as may from time to time be assigned to him or her by the President or the Board of Managers. Any Vice President may sign and execute in the name of the Company deeds, mortgages, bonds, contracts or other instruments authorized by the Board of Managers, except where the signing and execution of such documents shall be expressly delegated by the Board of Managers or the President to some other officer or agent of the Company or shall be required by law or otherwise to be signed or executed.

     4.6 Treasurer. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Company, and shall deposit all monies and securities of the Company in such banks and depositories as shall be designated by the Board of Managers. He or she shall be responsible (I) for maintaining adequate financial accounts and records in accordance with generally accepted accounting practices; (ii) for the preparation of appropriate operating budgets and financial statements; (iii) for the preparation and filing of all tax returns required by law; and (iv) for the performance of all duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the Board of Managers or the President. The Treasurer may sign and execute in the name of the Company deeds, mortgages, bonds, contracts or other instruments, except in cases where the signing and the execution thereof shall be expressly delegated by the Board of Managers or by this Agreement to some other officer or agent of the Company or shall be required by law or otherwise to be signed or executed.

     4.7 Secretary. The Secretary shall act as secretary of all meetings of the Board of Managers and the Member. He or she shall keep and preserve the minutes of all such meetings in permanent books. He or she shall see that all notices required to be given by the Company are duly given and served; shall have custody of all deeds, leases, contracts and other important documents; shall have charge of the books, records and papers of the Company relating to its organization and management as a Company; shall see that all reports, statements and other documents required by law (except tax returns) are properly filed; and shall in general perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to the Secretary by the Board of Managers or the President.


                            ARTICLE V
                            TAXATION

     5.1 Treatment for Federal Tax Purposes. The Company intends to be disregarded as an entity for federal tax purposes and will elect not to be taxed as a corporation for federal income tax purposes.


                           ARTICLE VI
                          BANK ACCOUNTS

     6.1 Bank Accounts. The President and Treasurer of the Company are authorized to open commercial banking accounts for and in the name of the Company throughout the United States, at any time and from time to time, and to deposit to the credit of the Company in such banking accounts any monies, checks, drafts, orders or other commercial paper payable to the Company, and from time to time to withdraw all or any part of the funds on deposit in the name of the Company by check drawn in the name of the Company and signed by the President or Treasurer. The President and Treasurer are authorized to designate in writing any other officers or employees of the Company as persons authorized to endorse and deposit to the credit of the Company in any such banking accounts any monies, checks, drafts, orders, or other commercial paper payable to it, and to sign checks drawn on any such banking accounts in the name of the Company (including, in the discretion of such officers, the authority to employ facsimile signatures in such connection), and that such officers, or any of them are hereby authorized to rescind any such designation so made.


                           ARTICLE VII
                         INDEMNIFICATION

     7.1 Indemnification. Unless otherwise prohibited by law, the Company shall indemnify and hold harmless the Managers, Members and officers of the Company and the officers, directors, and employees of the Members, and their respective successors from any claim, loss, expense, liability, action or damage resulting from any act or omission performed by or on behalf of or omitted by such person in their capacity as a Manager, Member or officer of the Company, including, without limitation, reasonable costs and expenses of their attorneys engaged in defense of any such act or omission; provided, however, that such persons shall not be indemnified or held harmless for any act or omission that is in violation of any of the provisions of this Agreement or that constitutes fraud, gross negligence or willful misconduct. Any indemnification pursuant to this Section VII shall be made only out of the assets of the Company.

     7.2 Expenses. To the fullest extent permitted by law, expenses (including legal fees) incurred by any person in defending any claim, demand, action, suit or proceeding with respect to which such person is entitled to indemnification under this Section VII shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of such person, secured by adequate collateral, to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section VII.

     7.3 Insurance. The Company may purchase and maintain insurance to indemnify it against the whole or any portion of the liability assumed by it in accordance this Section VII and may also procure insurance, in such amounts as the Board of Managers may determine, on behalf of any person who is or was a Manager, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a manager, director, officer, employee, or agent of another company, corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any liability asserted against or incurred by him or her in any such capacity or arising from his or her status as such, whether or not the Company would have power to indemnify him or her against such liability under the provisions of this Section VII.

     IN WITNESS WHEREOF, this Agreement is executed as of the date first set forth above.

                         AEP RESOURCES, INC.


                         By:_______________________
                         Name:
                         Title:



                           Schedule A

                         List of Members



AEP Resources, Inc.
1 Riverside Plaza
Columbus, Ohio 43215



                           Schedule B

                        Board of Managers



[To be completed]




                            Officers



[To be completed]




                                                        Exhibit F


614/223-1632


Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549

August 20, 1998

Re:  American Electric Power Company, Inc. ("AEP")
     SEC File No. 70-9145

Gentlemen:

In connection with the transactions proposed and described in the Application or Declaration on Form U-1 filed with this Commission by AEP, AEP Resources, Inc., AEP Resources Service Company and AEP Energy Services, Inc. (collectively, the "Companies") in the captioned proceeding, to which this opinion is an exhibit, I wish to advise you as follows:

I am of the opinion that the Companies are corporations validly organized and duly existing under the laws of the states in which they were incorporated.

I am further of the opinion that, in the event that the proposed transactions are consummated in accordance with said Application or Declaration:

     (a) all state laws applicable to the proposed transactions will have been complied with; and

     (b) consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by the Companies or any associate company thereof.

I hereby consent to the filing of this opinion as an exhibit to the above-mentioned Application or Declaration, as amended.

Very truly yours,

/s/ John M. Adams, Jr.

John M. Adams, Jr.